Exhibit 99.1

The9 Limited Completed Transaction with Kapler Pte. Ltd

Shanghai, China, February 21, 2020 ——The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that it has completed Transaction with Kapler Pte. Ltd, which was announced on September 27, 2019. Equity interests in several subsidiaries of the Company in China, are fully transferred to Kapler Pte. Ltd. for agreed consideration.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transactions may constitute forward-looking statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: https://www.the9.com/en